ICI TO DELIST FROM NYSE AND TO DEREGISTER FROM THE US SEC

Imperial Chemical Industries PLC Announces Intent to Delist from New York Stock
Exchange and to Deregister and Terminate its U.S. Reporting Obligations Under
the Securities Exchange Act of 1934. ADR Programme Trading to Transfer to
International OTCQX Market Tier.

Imperial Chemical Industries PLC (LSE: ICI, NYSE: ICI) (the ‘Company’) announced today that it intends to delist its American Depositary Shares (ADSs) from the
New York Stock Exchange (NYSE) and to deregister the Company and terminate its reporting obligations under the Securities Exchange Act of 1934 (Exchange Act)
with respect to both its equity securities and the debt securities issued by
ICI Wilmington Inc. and guaranteed by the Company.

The Company has provided written notice today to the NYSE of its intent to delist. The Company intends to file a Form 25 with the Securities and Exchange
Commission (SEC) and the NYSE on or about 8 June, 2007, to effect the delisting.
The delisting is expected to be effective 10 days after this filing.

The Company intends to file a Form 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act before the end of June 2007.
The deregistration will be effective 90 days after the filing, unless the Form
15F is earlier withdrawn by the Company or denied by the SEC.

The Company reserves the right to delay or withdraw the filings of the Forms 15F and 25 for any reason prior to their effectiveness.

The Company intends to maintain its American Depositary Receipt facility with
Citibank as a Level 1 programme. As such, the Company’s ADSs will be traded on the US over-the-counter market tier known as International OTCQX. Accordingly, the Company has not arranged for the listing of its ADSs or ordinary shares on another national securities exchange or for the quotation of its ADSs or ordinary shares in a quotation system in the United States. The Company’s ordinary shares will continue to trade on the London Stock Exchange.

ICI Chief Financial Officer Alan J Brown commented: “ICI will continue to comply with the Combined Code on Corporate Governance and the UKLA Listing Rules and
maintain quarterly reporting. However, it no longer makes sense from a cost and administrative perspective to submit to the reporting obligations under the
Exchange Act. This decision is consistent with our strategy of improving our long-term cost effectiveness as it reduces complexity without in any way detracting from the integrity of our governance and control processes.”

The Company expects to continue publishing its Annual Report and Accounts and other documents and communications in accordance with Exchange Act Rule 12g3-2
(b) on its website www.ici.com.

The decision is expected to generate cost savings of at least £4m ($8m) per annum based on the costs incurred using external suppliers and auditors to provide ongoing support to the Company’s Sarbanes-Oxley compliance.

29 May 2007

Contact information:

ICI:
John Dawson, VP for Investor Relations and Corporate Communications
Tel: +44 (0) 20 7009 5315

Regina S. Kilfoyle, Director of Corporate Communications
Tel: +44 (0) 20 7009 5410

Brunswick:
Kevin Byram/Conor McClafferty
Tel: +44 (0) 20 7404 5959

Notes to editors:

ICI first listed on the New York Stock Exchange in 1983. By 2003 the Group had
listings in seven countries. Changes in the ability of overseas investors to trade directly in the principal home market of companies have made secondary listings less attractive and ICI has progressively delisted from many of the overseas exchanges. After delisting in the US, ICI will have a single listing on the London Stock Exchange. ICI will retain its US ADS programme and will be listed on OTCQX.

In April, the United States Securities and Exchange Commission (SEC) published new rules enabling foreign issuers having low average trading volumes in the
United States to deregister. The Imperial Chemical Industries PLC ADS programme is relatively small, accounting for less than five per cent of the issued share capital, and the average trading volume is well below the five percent test laid down by SEC in the new rules.

This document contains statements concerning the Group’s business, financial condition, results of operations and certain of the Group’s plans, assumptions, or expectations with respect to these items. These statements are intended as forward-looking statements within the meaning of the US Private Securities
Litigation Reform Act of 1995. These statements include, without limitation, those concerning: the Group’s strategy and its ability to achieve it, the benefits of the Group’s restructuring programmes, the Group’s disposals plans, the implementation of new systems, the Group’s possible or assumed future results of operations, trends in raw material costs, the Group’s views on improvements in markets and trading conditions and those preceded by, followed by, or that include the words ''believe’’, ''expect’’, ''intend’’, ''plan’’,
''anticipate’’ or similar expressions.

Actual results may differ from those expressed in such statements, depending on a variety of factors including, among other things, the impact of competitive products and pricing, adverse macro economic factors, changes in the price of raw materials, the occurrence of major operational problems, the loss of major customers, limitations imposed by the Company’s indebtedness and leverage, a credit rating downgrade by the rating agencies, contingent liabilities, including those arising in connection with recently disposed businesses, risks associated with the Company’s international operations, risks of litigation, and other factors described in the Company’s filings with the Securities and
Exchange Commission.

You should read the Company’s Annual Report and Accounts and Form 20-F, which is available without charge at the internet site of the Securities and Exchange
Commission (http://www.sec.gov), for more information regarding factors that could cause actual results and developments to differ from those expressed or implied by the forward-looking statements in this document.

You should also read the Company’s related quarterly results press release that is included in these presentation materials and is also located at the Internet site of the Securities and Exchange Commission.

About ICI

ICI is one of the world’s major coatings, adhesives, starch and synthetic polymers businesses. The Group’s principal businesses are National Starch and
ICI Paints.

ICI products today include adhesives for a wide range of applications, starches for the food industry, specialty polymers for personal care products, adhesives for the electronics and packaging markets as well as a wide range of decorative coatings and specialty products for domestic use and the construction industry.
More than a quarter of ICI’s sales are made in Asia Pacific, with 29% in Europe and over 40% in the Americas.

Listed on both the London and New York Stock Exchanges, ICI is a member of the
FTSE100, FTSE4Good and the Dow Jones Sustainability Index. ICI has approximately
26,000 employees worldwide and 2006 sales for its continuing operations of £4.8 billion.